Filed pursuant to Rules 424(b)(3) and 424(c)
Registration No. 333-169867
Prospectus Supplement No. 1
BROOKFIELD RESIDENTIAL PROPERTIES INC.
51,500,000 Common Shares at $10 Per Share
        This Prospectus Supplement amends the Prospectus, dated May 3, 2011, of Brookfield Residential relating to the offer and sale of 51,500,000 Brookfield Residential common shares by Brookfield Office Properties. All terms used in this supplement have the meanings given to them in the Prospectus. Brookfield Office Properties completed the offer and sale of the shares on June 15, 2011, at which time it sold 18,174,728 Brookfield Residential common shares to the holders of the rights at $10.00 per share ($181,747,280 in the aggregate), and it sold 33,325,272 Brookfield Residential common shares to Brookfield Asset Management at $10.00 per share ($333,252,720 in the aggregate) under the terms of a standby agreement dated March 31, 2011. Under the terms of the standby agreement, Brookfield Asset Management purchased 7,060,272 Brookfield Residential common shares that were not subscribed for by the holders of rights, and it purchased 26,265,000 Brookfield Residential common shares that it would have been entitled to purchase if it had received its pro rata share of the rights as a shareholder of Brookfield Office Properties.
The date of this Prospectus Supplement is June 17, 2011